USINOR COMPLETES TENDER OFFER
                          FOR J&L SPECIALTY STEEL, INC.


                  (Paris, France and Pittsburgh, Pennsylvania, December 11,
1998) -- Usinor and J&L Specialty Steel, Inc. (NYSE: JL) announced today that Usinor had completed its tender offer for all outstanding shares of J&L.

                  The tender offer expired as scheduled at 12:00 midnight, New York City time, on Thursday, December 10, 1998. Based on a preliminary count, 17,182,323 shares of J&L common stock were tendered (of which 139,590 had been tendered pursuant to notices of guaranteed delivery) and accepted for payment, representing approximately 95.3% of the issued and outstanding shares held by persons other than Usinor and its subsidiaries. Usinor currently owns 20,730,000 shares, representing approximately 53.5% of the issued and outstanding shares. As a result of Usinor's acquisition of shares in the tender offer, Usinor will own approximately 97.8% of the issued and outstanding shares of J&L. It is expected that payment for the shares validly tendered will be made during the week of December 14, 1998.

                  Usinor intends to cause the merger of a wholly owned subsidiary of Usinor with and into J&L as promptly as practicable. Under applicable law, the proposed merger is not subject to the approval of the shareholders of J&L. Pursuant to the merger, shares of J&L that were not tendered into the offer will be canceled and converted automatically into the right to receive $6.375 per share in cash, subject to dissenters rights. Following the merger, J&L will become a wholly owned subsidiary of Usinor.

                  J&L is a leading manufacturer of flat rolled stainless steel products. The company is headquartered in Pittsburgh, Pennsylvania, with plants located in Midland, Pennsylvania, Louisville, Ohio and Detroit, Michigan.

                  Usinor is a world-leading producer of steel. Its principal activities are divided into flat carbon steels, stainless steel and alloys and specialty steels.

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